UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Kitov Pharmaceuticals Holdings Ltd.

File No. 333-207117 - CF#32937

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Kitov Pharmaceuticals Holdings Ltd. submitted an application under Rule 406 requesting confidential treatment for information it excluded from an Exhibit to a Form F-1 registration statement filed on September 24, 2015.

Based on representations by Kitov Pharmaceuticals Holdings Ltd. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period(s) specified:

Exhibit 10.1   through August 30, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary